Michael L. Malone mmalone@velaw.com
Tel 214.220.7712 Fax 214.999.7712
December 13, 2007
VIA EDGAR AND FAX (202) 772-9368
Securities and Exchange Commission
Mail Stop 7010
100 F St., N.E.
Washington, DC 20549
Attention: H. Roger Schwall

Re:	San Juan Basin Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-08032
Dear Mr. Schwall:
     This firm serves as legal counsel to Compass Bank in its capacity as the Trustee of the San Juan Basin Royalty Trust (the “Trust”). In regard to the comments of the staff of the Securities and Exchange Commission set forth in the comment letter dated November 29, 2007, the Trust respectfully submits the following responses. For you convenience, we have repeated each comment of the Staff exactly as it appears in the comment letter and provided a response below each comment.
     Following is some background information concerning the Trust that you may find helpful in reviewing the Trust’s responses to the comment letter.
     The Trust is an express trust created under the laws of the state of Texas by the San Juan Basin Royalty Trust Indenture entered into on November 3, 1980, between Southland Royalty Company and The Fort Worth National Bank.
     On October 23, 1980, the stockholders of Southland Royalty approved and authorized that company’s conveyance of a 75% net overriding royalty interest (equivalent to a net profits interest) to the Trust for the benefit of the stockholders of Southland Royalty of record at the close of business on the date of the conveyance (the “Royalty”) carved out of that company’s oil and gas leasehold and royalty interests in properties located in the San Juan Basin of northwestern New Mexico. Subsequent to the conveyance of the Royalty, through a series of assignments and mergers, Southland Royalty’s successor became Burlington Resources Oil & Gas Company LP (“BROG”). BROG is the owner and principal operator of the underlying properties. It is our understanding that ConocoPhillips is the parent of Burlington Resources, Inc., which in turn is the parent of BROG.

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December 13, 2007 Page 2
     The function of the Trustee is to collect the net proceeds attributable to the Royalty, to pay all expenses and charges of the Trust, and then distribute the remaining available income to the unit holders of the Trust. The Trust is not empowered to carry on any business activity and has no employees. All administrative functions are performed by the Trustee.
     Due to the pass-through nature of the Trust, BROG provides much of the information disclosed in the periodic reports filed by the Trust with the Commission. The Indenture does not require BROG to update or provide information to the Trust. Under the conveyance transferring the Royalty to the Trust, BROG is obligated to provide the Trust with certain information concerning calculations of net proceeds owed to the Trust, among other information.
     The Trustee receives periodic updates from BROG regarding activities related to the Trust. Accordingly, the Trust’s ability to timely report certain information required to be disclosed in the Trust’s periodic reports is dependent on BROG’s timely delivery of that information to the Trust. BROG is contractually obligated to deliver some but not all of the information required by the Trust to complete its periodic reports.
     On behalf of the Trust we have requested that BROG deliver the information necessary to comply with the staff’s comments. BROG has replied that it is in the process of identifying the person or persons who would be in a position to compile and deliver that information to us. We have yet to hear from BROG with respect to the requested information, but will continue to pursue it.
Annual Report for Fiscal Year-Ending December 31, 2006 on Form 10-K
Properties, page 6
Producing Acreage, Wells and Drilling, page 7
1.	Please amend your document to disclose developed and undeveloped acreage as well as the development wells and exploratory wells that have been drilled. You may refer to SEC Industry Guide 2, paragraphs 4, 5 and 6 for guidance.

Response: As discussed above, due to the Trust’s pass-through nature, its ability to report certain information required to be disclosed in its periodic reports is dependent on BROG’s timely delivery of such information to the Trust. The Trust has requested the information required by this comment from BROG. Assuming that the Trust receives the information from BROG needed to comply with the staff’s comment, the Trust proposes to include such information in its applicable future filings.

Securities and Exchange Commission
December 13, 2007 Page 3
Oil and Gas Production, page 8
2.	Please amend your document to disclose historical production costs. Refer to SEC Industry Guide 2, paragraph 3.

Response: The Trust believes it has available to it the information necessary to comply with SEC Industry Guide 2, paragraph 3, with regard to the disclosure of historical production costs. To the extent additional information is needed, the Trust will work to obtain it from BROG. The Trust proposes to include such information in its applicable future filings.
Oil and Gas Reserves, page 9
3.	We note your description of proved reserves, proved developed reserves and proved undeveloped reserves. Please amend your document to cite Rule 4-10(a), paragraphs (2) through (2)iii, (3) and (4) as the applicable definitions of these quantities. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf.

Response: In applicable future filings, the Trust will revise its description of proved reserves, proved developed reserves and proved undeveloped reserves to cite Rule 4-10(a), paragraphs (2) through (2)iii, (3) and (4) as the applicable definitions of these quantities.
Oil and Gas Reserves, page 10
4.	We note your statement, “December average prices of $7.09 per Mcf of conventional gas, $5.48 per Mcf of coal seam gas and $58.65 per Bbl of oil were used at December 31, 2006, in determining future net revenue.” For the estimation of proved reserves and the associated standardized measure, FAS 69, paragraph 30(a) requires the use of year-end prices, i.e. market prices as of the last day of the year. Please amend your document to disclose the proved reserve volumes and discounted future net income figures that are estimated with oil and gas market prices in compliance with FAS 69.

Response: Under the contracts pursuant to which gas production on the underlying properties is sold by BROG, the Trust receives the same sale price on each day of the month. Accordingly, December average prices for the sale of gas are also the prices at December 31, 2006 and therefore comply with the requirements of FAS 69,

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December 13, 2007 Page 4
paragraph 30(a). The proceeds of the sale of natural gas account for almost all of the revenues to the Trust. Accordingly, revising the statement to explicitly refer to the price as of December 31, 2006 would not change any of the numbers disclosed. The Trust proposes in applicable future filings to clarify that such sale prices are the prices on December 31st.
Exhibit 13, Annual Report to Unit Holders for the year ended December 31, 2006
Trustee’s Discussion and Analysis
Distributable Income, page 7
5.	It appears that the primary factor in your Distributable Income between 2005 and 2006 was the amount of your available cash. Provide disclosure why those levels changed.

Response: As discussed in the Annual Report to Unit Holders for the year ended December 31, 2006 (the “Annual Report”), “Distributable Income” consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. Accordingly, the primary factor in the calculation of Distributable Income is Royalty Income. The calculation of Royalty Income immediately precedes the discussion of Distributable Income and sets forth in line item detail exactly how Royalty Income is calculated. The calculation of Royalty Income is performed on a side by side basis for last five years. This presentation allows a reader to clearly identify where the year-to-year differences in the calculation of Royalty Income arise.

For example, Royalty Income received by the Trust in 2006 and 2005 was $136,311,892 and $153,858,264, respectively. A review of the calculation of Royalty Income on page 7 of the Annual Report clearly shows that while gross proceeds from the underlying properties were substantially similar in 2006 and 2005 ($270,374,211 and $273,752,061, respectively), production costs — in particular capital expenditures -were approximately $20 million higher in 2006. The foregoing resulted in the net profits of the Trust decreasing from approximately $205 million in 2005 to approximately $182 million in 2006. In addition, pages 8 and 9 of the Annual Report contain a specific discussion of capital expenditures, which were the most significant reason for the change in Distributable Income from 2005 to 2006.

The Trust has presented the calculation of Royalty Income in tabular form and discussed, in the third paragraph under the heading “Distributable Income” in the Annual Report, the calculation of Distributable Income and the principal reasons for the decrease in Distributable Income. The change in general and administrative expenses from 2006 to 2005 is also identified in that paragraph. No mention or

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December 13, 2007 Page 5
quantification was made regarding changes in cash reserves established by the Trustee because there was no change in cash reserves from 2005 to 2006 and therefore this is immaterial to the discussion of the calculation of Distributable Income. Although the discussion of Distributable Income on pages 7 and 8 of the Annual Report does not explicitly state that there was no change in cash reserves from 2005 to 2006, this fact is apparent from the calculations on page 7 of the Annual Report. In addition, the fact that there was no change in cash reserves from 2005 to 2006 is reflected in the financial statements on page 13 of the Annual Report.

The Trust respectfully submits its belief that the reasons its levels of available cash changed from 2005 to 2006 were sufficiently disclosed in the Annual Report. Consequently the Trust does not believe that additional disclosure or explanation is necessary or appropriate and there is no need to amend the Annual Report. If in the future a change in the cash reserves established by the Trustee occurs and that change is important to an investor’s understanding of Distributable Income, the Trust will include a discussion of the change in cash reserves in its applicable filings.
In submitting the above responses, the Trust acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can be of any further assistance, please do not hesitate to contact me at 214-220-7712.

Sincerely,
/s/ Michael L. Malone

Michael L. Malone

cc:	Lee Ann Anderson, Compass Bank
Robert L. Kimball, Vinson & Elkins L.L.P.
John W. Madison, Securities and Exchange Commission
Ronald Winfrey, Securities and Exchange Commission